02017178

PE 3-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

MAR 4 2002

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

Cresud S.A.C.I.F. and A
(Exact name of Registrant as specified in its charter)

PROCESSED
MAR 0 8 2002
THOMSON FINANCIAL

Republic of Argentina
(Jurisdiction of incorporation or organization)

Av. Del Libertador 498, 16th Floor, (1001)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _✻_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _✻_

CRESUD S.A.C.I.F. and A
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on December 31, 2001 filed with the *Bolsa de Comercio de Buenos* Aires on February 28, 2002 and with the *Comisión Nacional de Valores* on February 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD S.A.C.I.F. and A

By: ____

Name: Saúl Zang

Title: Second Vice Chairman of the Board of Directors

Dated: March 1, 2002

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements
as at December 31, 2001 and 2000

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Financial Statements

Index (per the guidelines established by General Resolution No. 368 of the Argentine Securities and Exchange Commission, to be submitted to the Buenos Aires Stock Exchange)

Name of the Company: **Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria**

Legal Address: Avda.del Libertador Gral. San Martín 498, 16th Floor, Capital Federal

Principal Activity: Agriculture and livestock and real-estate

Financial statements for the period ended December 31, 2001
presented in comparative form with the 2000 year stated in pesos (Note 3)
Financial year N° 67 started on July 1, 2001

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws: February 19,1937

Of the latest amendment: June 2, 1997

Duration of the Company: June 6, 2082

Information on controlled companies in Note 4.f.1

CAPITAL STATUS (Note 5)			
SHARES			
Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	124,284,392	124,284,392	124,284,392

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Consolidated Balance Sheet at December 31, 2001 and 2000

	December 31, 2001 (Notes 1, 2, 3 and 4) Pesos	December 31, 2000 (Notes 1, 2, 3 and 4) Pesos		December 31, 2001 (Notes 1, 2, 3 and 4) Pesos	December 31, 2000 (Notes 1, 2, 3 and 4) Pesos
ASSETS			**LIABILITIES**		
Current Assets			**Current Liabilities**		
Cash and banks (Note 5.a.)	2,312,864	8,291,989	Trade accounts payable (Note 5.f.)	6,378,425	3,822,347
Investments (Note 5.b.)	28,009,918	37,488,161	Notes payable (Schedule G)	-	50,000
Trade accounts receivable (Note 5.c.)	5,376,648	3,507,137	Bank loans (Schedule G)	15,903,612	6,040,969
Other receivables and prepaid expenses (Note 5.d.)	8,024,174	7,510,711	Salaries and social security payable (Note 5.g.)	140,119	294,729
Inventories (Note 5.e.)	15,600,816	15,652,229	Taxes payable (Note 5.h.)	160,557	292,271
Total current assets	59,324,420	72,450,227	Other (Note 5.i.)	4,826,268	2,761,208
			Total current liabilities	27,408,981	13,261,524
Non-current assets					
Other receivables and prepaid expenses (Note 5.d.)	1,873,223	6,636,463	**Non-current liabilities**		
Inventories (Note 5.e.)	22,479,515	27,394,710	Trade accounts payables (Note 5.f.)	253,628	240,000
Investments (Note 5.b.)	7,647,834	7,901,699	**Total non-current liabilities**	253,628	240,000
Fixed assets, net (Schedule A)	73,174,261	77,440,285	**Subtotal**	27,662,609	13,501,524
Intangible assets (Schedule B)	1,541,490	1,874,925	Minority interest	158,250	57,638
Total non-current assets	106,716,323	121,248,082	**SHAREHOLDERS'EQUITY**	138,219,884	180,139,147
Total Assets	166,040,743	193,698,309	**Total Liabilities and Shareholders' Equity**	166,040,743	193,698,309

The accompanying notes are an integral part of these consolidated statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Consolidated Statement of Income

For the periods ended December 31, 2001 and 2000

	December 31, 2001 (Notes 1, 2, 3 and 4) Pesos	December 31, 2000 (Notes 1, 2, 3 and 4) Pesos
Sales		
Crops	7,421,373	10,804,363
Beef cattle	6,825,434	6,752,632
Milk	699,833	597,062
Others	555,008	699,705
	15,501,648	18,853,762
Less: Gross sales tax	(109,183)	(124,273)
Total Net Sales	15,392,465	18,729,489
Cost of sales (Schedule F)		
Crops	(5,969,824)	(8,736,398)
Beef cattle	(4,989,134)	(3,906,435)
Milk	(763,617)	(529,214)
Others	(566,484)	(502,782)
Total cost of sales	(12,289,059)	(13,674,829)
Gross income	**3,103,406**	**5,054,660**
Selling expenses (Schedule H)	(2,144,038)	(2,807,867)
Administrative expenses (Schedule H)	(1,807,599)	(1,907,808)
Gain from fixed assets sales	2,001,525	2,692,409
Loss from inventory holdings (Schedule F)	(521,662)	(130,628)
Operating income	**631,632**	**2,900,766**
Financial results (Note 5.j.)		
Financial (loss) gain generated by assets	(36,832,969)	3,391,194
Financial (expense) generated by liabilities	(1,121,023)	(73,375)
Other (expense) income, net:		
Donations	-	(226,314)
Others	62,950	(13,572)
Loss from related companies	(410,045)	(168,456)
Management fees	-	(502,920)
(Loss) Income before income tax	**(37,669,455)**	**5,307,323**
Income tax expense	-	(867,186)
Minority interest	84,747	86,142
Net (loss) income for the period	**(37,584,708)**	**4,526,279**

The accompanying notes are an integral part of these consolidated statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the period ended December 31, 2001 and 2000

	December 31, 2001 (Notes 1, 2, 3 and 4) Pesos	December 31, 2000 (Notes 1, 2, 3 and 4) Pesos
CHANGES IN FUNDS		
Funds at the beginning of the period	58,958,991	27,488,072
(Decrease) increase in funds	(28,636,209)	18,292,078
Funds at the end of the period	30,322,782	45,780,150
CAUSES OF CHANGES IN FUNDS		
Sources of Funds		
(Loss) income for the period	(37,584,708)	4,526,279
Plus: Items not involving outlays of funds		
Increase in defaulting debtors provision	60,000	15,000
Fixed assets depreciation	753,379	807,972
Net book value of fixed assets sold	3,649,810	5,874,130
Accruals for interests and other	415,973	1,784,152
Accruals for bank loan interests	395,699	40,969
Decrease in non-current investments	29,056	26,976
Intangible assets amortization	107,026	-
Loss from related companies	410,045	168,456
Loss from inventory holdings	521,662	130,628
Less: Items not involving inflows of funds		
Interest accrued-other receivables	(212,674)	(180,310)
Minority interest	(84,747)	(1,784)
Funds (applied in) originated by operations	(31,539,479)	13,192,468
Applications of funds		
Increase in trade accounts receivable	(97,245)	(1,216,408)
Increase in other non-current receivables and prepaid expenses	(20,822)	(1,633,098)
(Increase) decrease of inventories, net	(339,654)	1,399,274
Purchase of fixed assets	(405,190)	(904,325)
Increase of intangible assets	-	(310,280)
Decrease in trade accounts payable	(1,101,086)	(611,374)
Decrease in notes payable	(50,000)	-
(Decrease) increase in salaries and social security payable	(152,001)	35,908
(Decrease) increase in taxes payable	(67,236)	47,469
Payment of cash dividends	(3,642,749)	(1,286,758)
Total funds applied	(5,875,983)	(4,479,592)
Other sources		
Decrease in other receivables and prepaid expenses	5,292,004	2,814,062
Decrease in non-current investments	64,724	63,499
Increase of bank loans	1,900,552	6,000,000
Increase in other liabilities	1,517,754	701,641
Increase in non-currrent trade accounts payable	4,219	-
Total other sources of funds	8,779,253	9,579,202
Total (applications) sources of funds	(22,760,226)	22,771,670
(Decrease) Increase in funds	(28,636,209)	18,292,078

The accompanying notes and schedules are an integral part of these consolidated statements.

NOTE 1: ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a difficult economic climate. The prevailing indicators were a significant public debt burden, high interest rates, a significant decrease in savings amounts, country risk levels far above normal average and a more than three-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. Likewise, these circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. As from December 21, 2001 all working days until the closing of the financial year were declared exchange holidays. Subsequently, the Government declared default on the external debt. Currently the Argentine Central Bank (BCRA) must authorize all transfers of foreign currency abroad and for the time being all transactions involving the payment of imports, financial debts and interest, royalties, dividends and other similar transactions are suspended.

On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25,561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures that are in the process of implementation and therefore have not been totally regulated at the date of issuing these financial statements. On that same date, Decree 214 (Restructuring of the financial system) was issued by which the measures adopted by this Law were substantially modified. This decree must be supplemented by other regulations to be issued by various control agencies and that are pending issue at the date of issuing these financial statements.

Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and the effect they have on the Company's economic and financial situation.

Exchange system

On January 6, 2002 a new exchange system was established that created an official and a free exchange market. In general lines, export activities, import of goods and certain financial activities liable to a prior restructuring that will extend the original due dates would be carried out on the official market. The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was $ 1.40 per US$ 1. Quotations on the free market will be the outcome of the free floating of the peso. On January 11, 2002 when the exchange market was opened, the Argentine National Bank published the first quotation for the free market at $ 1.6 per US$ 1 (selling rate) and $ 1.4 per US$ 1 (buying rate).

NOTE 1: (Continued)

On February 3, 2002 the Government announced the creation of a new exchange system, eliminating the previous dual market and establishing a single free exchange market in which exchange rates would result from the free supply and demand. Since February 3, 2002 and to the date of issuing these financial statements, all working days were declared exchange holidays.

Deposits in financial institutions

According to the aforementioned Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in financial institutions will be converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and in fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these reprogrammed deposits. Furthermore, the owners of these deposits can opt to receive up to US$ 30,000 in Government bonds denominated in U.S. dollars.

Financial debts in foreign currency

Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the financial system will be converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

Credits and debts not related to the financial system

The obligation to pay money denominated in dollars or other foreign currency that are not related to the financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

Deferment of the deduction of the exchange difference from income tax

The negative net results that originate in this devaluation will be deductible from income tax as from the future five financial years.

Buenos Aires futures market

Operations in the Buenos Aires futures market have been suspended as from December 21, 2001; this situation is expected to persist until regulations are enacted thus guaranteeing the proper functioning of this market. The settlement of open positions which are informed as of December 31, 2001(Note 6) will be able to be carried out once the measures announced by the Government on February 3, 2002 are in force.

NOTE 1: (Continued)

As established by the Pronouncement 1/02 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, at December 31, 2001 assets and liabilities denominated in foreign currency were valued at the rate of exchange of $ 1 per US$ 1 or its equivalent in another foreign currency.

At December 31, 2001, the Company has recorded credits and debits denominated in foreign currency as follows:

Deposits in and debts with Argentine financial institutions

Item	Currency	Amount in foreign currency
Current Asset		
Cash and banks	US$	738,565
Current liability		
Bank loans	US$	15,183,649

Credits and debts with local customers and suppliers

Item	Currency	Amount in foreign currency
Current Asset		
Other receivables and prepaid expenses	US$	2,706,497
Non-current Asset		
Other receivables and prepaid expenses	US$	1,580,430
Current Liabilities		
Trade payable	US$	186,974
Other liabilities	US$	2,238,794
Non-current liabilities		
Trade payable	US$	253,628

Deposits and debts with foreign financial institutions. Credits and debts with foreign customers and suppliers.

Item	Currency	Amount in foreign currency
Current Asset		
Cash and banks	US$	52,276
Other receivables and prepaid expenses	US$	71,428
Current liability		
Bank loans	US$	719,963

NOTE 1: (Continued)

Investments and inventories in foreign currency

Item	Currency	Amount in foreign currency
Current Asset		
Investments	US$	15,012,710
Inventories	US$	1,390,254

The aforementioned measures announced by the Government, applying the rates of exchange prevailing at February 1, 2002 of $1.40 per US$ 1 (for transactions to be settled at the official rate) and $1.95/2.05 per US$ 1 – buying/selling rates – (for transactions to be settled on the free market) that are the last available at the date of issuing these financial statements as an exchange holiday has been declared since that date will affect the economic and financial situation of the Company at December 31, 2001, generating an exchange difference of Ps. 868,000 (profit). The effects of this devaluation, together with the rest of the measures adopted will be given accounting recognition in the financial statements of subsequent periods.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at December 31, 2001 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Future real results could differ from the evaluations and estimates made at the date of preparing these financial statements. Therefore, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these circumstances.

NOTE 2: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolution No. 368/2001 of the Argentine Securities and Exchange Commission, which provides that the Consolidated Financial Statements shall be presented as called by Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences, the Balance Sheet as of December 31, 2001 and 2000 and the Income Statement and the Statement of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it controls a majority of the voting shares.

Likewise, the consolidated financial statements have been prepared pursuant to General Resolution N° 392/02 of the Argentine Securities and Exchange Commission, which established that assets and liabilities in foreign currency (US dollars) as of December 31, 2001 will be valued at the exchange rate of Ps. 1 to U$ 1.

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of December 31, 2001 have been used to determine their proportional equity value and carry out their consolidation. With comparative purposes reclassifications on the information as of December 31, 2000 have been made in order to show the same on a basis consistent with the one of this period.

NOTE 2: (Continued)

The non-monetary items included in the financial statements as of December 31, 2001 and 2000 have been restated in constant currency until August 31, 1995. No adjustments have been applied since such date.

These Financial Statements and the notes and schedules thereof are prepared in Pesos.

NOTE 3: **CORPORATE CONTROL**

Following is the Company's interest in other companies:

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00

NOTE 4: **VALUATION CRITERIA**

The Financial Statements of the Subsidiary Companies mentioned in Note 3 have been prepared on a basis consistent with the accounting policies followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 4 of the basic financial statements.

The more significant valuation criteria used in the preparation of the Financial Statements of the Subsidiary Companies and not detailed in the valuation criteria of the Holding Company have been the following:

(a) Intangible Assets – Development expenditures

They correspond to the expenses for the organization and development of the Web Site, incurred until March 31, 2001. These expenses began to amortize on a line basis in thirty six months as from April 1, 2001.

NOTE 5: **Details of consolidated balance sheet and consolidated income statement accounts**

a. **Cash and banks**

	December 31, 2001 Pesos	December 31, 2000 Pesos
Cash	126,266	91,953
Foreign currency (Schedule G)	2,028	2,028
Local currency checking account	840,197	1,397,767
Patacones checking account	60,171	-
Foreign currency checking account (Schedule G)	64,170	53,483
Local currency saving account	31,544	104,091
Foreign currency saving account (Schedule G)	724,643	5,279,428
Checks to be deposited	463,845	1,363,239
	2,312,864	8,291,989

b. **Investments**

	December 31, 2001 Pesos	December 31, 2000 Pesos
Current		
Schedule C	28,009,918	36,004,958
Schedule D	-	1,483,203
	28,009,918	37,488,161
Non-Current		
Schedule C	7,647,834	7,901,699
	7,647,834	7,901,699

NOTE 5: (Continued)

c. **Trade accounts receivable**

	December 31,	
	2001 Pesos	2000 Pesos
Current		
Accounts receivable	5,971,541	4,015,848
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	4,970	-
Less:		
Provision for defaulting debtors	(599,863)	(508,711)
	5,376,648	3,507,137

d. **Other receivables and prepaid expenses**

	December 31,	
	2001 Pesos	2000 Pesos
Current		
Tax prepayments and V.A.T. fiscal credit	1,827,029	3,130,121
Fiscal credit tax on Minimum Hypothetical Income	2,591,901	-
Secured by mortgage and under legal proceedings (Schedule G)	1,830,910	2,043,301
Guarantee deposits (Schedule G)	735,431	1,020,284
Surety bonds received	375,279	375,279
Other (Schedule G)	253,259	348,330
Prepaid leases	111,396	240,652
Prepaid expenses	94,799	335,333
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A. (Schedule G)	204,170	17,411
	8,024,174	7,510,711
Non-current		
Secured by mortgage (Schedule G)	1,485,000	3,025,756
Prepaid leases	151,380	180,000
Tax on Minimum Hypothetical Income	141,413	3,131,107
Other (Schedule G)	95,430	95,430
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A. (Schedule G)	-	204,170
	1,873,223	6,636,463

NOTE 5: (Continued)

e. **Inventories**

	December 31,	
	2001 Pesos	2000 Pesos
Current		
Livestock	5,690,503	5,785,445
Crops	1,390,254	2,331,320
Unharvested crops	7,110,052	6,111,036
Seeds and fodder	153,543	70,449
Materials and others	1,075,135	1,266,864
Advances to suppliers	181,329	87,115
	15,600,816	15,652,229
Non-Current		
Livestock	22,476,452	27,388,641
Unharvested crops	3,063	6,069
	22,479,515	27,394,710

NOTE 5: (Continued)

f. **Trade accounts payable**

	December 31,	
	2001 Pesos	2000 Pesos
Current		
Suppliers in local currency	6,090,181	3,221,456
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	101,270	41,028
Notes in foreign currency (Schedule G)	186,974	559,863
	6,378,425	3,822,347
Non-current		
Notes in foreign currency (Schedule G)	253,628	240,000
	253,628	240,000

g. **Salaries and social security payable**

	December 31,	
	2001 Pesos	2000 Pesos
Current		
Salaries payable	57,520	158,892
Social security administration	36,283	85,202
Health care scheme	29,810	32,605
Other	16,506	18,030
	140,119	294,729

NOTE 5: (Continued)

h. Taxes payable

	December 31,	
	2001	2000
	Pesos	Pesos
Current		
Property tax provision	117,712	221,001
Taxes withheld for income tax	29,176	38,772
Tax on Minimum Hypothetical Income	3,006	25,589
Taxes withheld-Sales taxes	2,470	6,909
Sales taxes provision	2,795	
Taxes withheld-VAT	5,398	-
	160,557	292,271

i. Other

	December 31,	
	2001	2000
	Pesos	Pesos
Current		
Accrual for other expenses	2,358,163	2,251,458
Advances received (Schedule G)	2,231,800	-
Accrual for Directors'Fees	190,100	80,994
Advances to Directors	(126,125)	(80,994)
Accrual for cereal expenses	89,313	854
Accrual for livestock expenses	48,467	-
Accrual for Management fees	27,556	502,920
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A. (Schedule G)	6,994	5,976
	4,826,268	2,761,208

NOTE 5: (Continued)

j. **Financial results**

	December 31, 2001 Pesos	December 31, 2000 Pesos
Generated by assets:		
Gain from operations with securities and shares	(36,940,286)	2,898,598
Interest income	157,757	527,827
Exchange differences and discounts (loss)	66,120	(35,231)
Tax on debts and credits	(116,560)	-
	(36,832,969)	3,391,194

	December 31, 2001 Pesos	December 31, 2000 Pesos
Generated by liabilities:		
Debt tax	5,346	-
Exchange differences and discounts	56	1,211
Interest expense	(1,126,425)	(74,586)
	(1,121,023)	(73,375)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (In pesos)

Based on their estimated collection or payment term	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Notes payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
3rd quarter 2002/2001 financial period	-	1,483,203	5,267,695	3,397,648	1,705,449	2,212,007	6,370,943	3,822,347	-	-	15,903,612	6,040,969	139,448	294,729	151,121	262,115	4,826,268	2,755,232
4th quarter 2002/2001 financial period	-	-	221	757	1,405,270	1,199,469	-	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2003/2002 financial period	-	-	-	-	-	2,100	-	-	-	-	-	-	-	-	-		-	-
2nd quarter 2003/2002 financial period	-	-	-	-	-	327,780	-	-	-	-	-	-	-	-	3,006	25,589	-	-
3rd quarter 2003/2002 financial period	-	-	-	-	529,761	356,599	-	-	-	-	-	-	-	-	-		-	-
4th quarter 2003/2002 financial period	-	-	-	-	-	1,294,991	-	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2004/2003 financial period	-	-	-	-	-	-	253,628	240,000	-	-	-	-	-	-	-	-	-	-
2nd quarter 2004/2003 financial period	-	-	-	-	45,250	38,348	-	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2004/2003 financial period	-	-	-	-	350,000	350,000	-	-	-	-	-	-	-	-	-	-	-	-
4th quarter 2004/2003 financial period					-	45,250									-	-		
2nd quarter 2005/2004 financial period	-	-	-	-	53,395	-	-	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2005/2004 financial period	-	-	-	-	350,000	350,000	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2006/2005 financial period	-	-	-	-	298,007	53,395	-	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2006/2005 financial period	-	-	-	-	-	350,000	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2007/2006 financial period	-	-	-	-	-	298,007	-	-	-	-	-	-	-	-	-	-	-	-
Overdue	-	-	108,732	108,732	4,585	-	-	-	-	-	-	-	671	-	6,430	4,567	-	-
With no stated term	28,009,918	36,004,958	-	-	5,155,880	7,269,228	7,482	-	-	50,000	-	-	-	-	-	-	-	5,976
Total	28,009,918	37,488,161	5,376,648	3,507,137	9,897,397	14,147,174	6,632,053	4,062,347	-	50,000	15,903,612	6,040,969	140,119	294,729	160,557	292,271	4,826,268	2,761,208

b) Assets and liabilities classified according to the interest rate that they accrued (In pesos)

Interest rate that they accrue	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Notes payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
At fixed interest rate	-	1,483,203	-	-	2,073,525	2,054,170	253,628	240,000	-	-	15,507,913	6,000,000	-	-	-	-	-	-
At variable interest rate	200,101	18,454,016	-	-	1,311,576	3,342,975	-	-	-	-	-	-	-	-	-	-	-	-
Non-interest bearing	27,809,817	17,550,942	5,376,648	3,507,137	6,512,296	8,750,029	6,378,425	3,822,347	-	50,000	395,699	40,969	140,119	294,729	160,557	292,271	4,826,268	2,761,208
Total	28,009,918	37,488,161	5,376,648	3,507,137	9,897,397	14,147,174	6,632,053	4,062,347	-	50,000	15,903,612	6,040,969	140,119	294,729	160,557	292,271	4,826,268	2,761,208

Cresud Sociedad Anónima Comercial,
Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation: Rate %	Depreciation: Accumulated at the beginning of the period Pesos	Depreciation: Decrease of the period Pesos	Depreciation: Current period Amount Pesos	Depreciation: Accumulated at the end of period Pesos	Net carrying value at December 31, 2001 Pesos	Net carrying value at December 31, 2000 Pesos
Real estate	61,473,882	33,391	2,926,715	58,580,558	-	-	-	-	-	58,580,558	61,133,829
Wire fences	2,442,346	-	46,667	2,395,679	3	472,670	3,813	37,559	506,416	1,889,263	1,984,551
Watering troughs	1,935,006	972	47,185	1,888,793	3	295,824	4,342	28,133	319,615	1,569,178	1,488,822
Alfalfa fields and meadows	1,654,141	198,200	233,765	1,618,576	13-25-50	869,277	81,367	147,859	935,769	682,807	942,259
Buildings and constructions	3,738,972	-	357,733	3,381,239	2	1,203,634	28,618	30,103	1,205,119	2,176,120	2,481,495
Machinery	6,085,491	-	188,469	5,897,022	10	2,698,058	117,064	179,596	2,760,590	3,136,432	3,870,630
Vehicles	553,436	-	-	553,436	20	274,947	-	52,849	327,796	225,640	344,037
Tools	86,637	1,451	3,071	85,017	10	44,912	2,934	3,297	45,275	39,742	40,827
Furniture and equipment	1,616,505	26,643	60,325	1,582,823	10	868,789	44,881	121,834	945,742	637,081	850,146
Breeding livestock	218,117	-	36,541	181,576	20	181,674	36,540	17,821	162,955	18,621	56,148
Corral and leading lanes	275,713	-	14,168	261,545	3	37,894	5,739	4,284	36,439	225,106	221,637
Roads	546,041	3,540	-	549,581	10	213,153	-	24,844	237,997	311,584	321,142
Facilities	3,037,412	17,812	96,458	2,958,766	10-20-33	796,391	35,989	99,902	860,304	2,098,462	2,021,947
Planes	4,755	-	-	4,755	10	4,755	-	-	4,755	-	-
Silo plants	548,518	-	-	548,518	2	60,455	-	5,298	65,753	482,765	281,375
Constructions in progress	927,062	118,141	-	1,045,203	-	-	-	-	-	1,045,203	1,341,766
Advances to suppliers	50,659	5,040	-	55,699	-	-	-	-	-	55,699	59,674
Total at December 31, 2001	85,194,693	405,190	4,011,097	81,588,786		8,022,433	361,287	753,379	8,414,525	73,174,261	-
Total at December 31, 2000	90,778,368	904,325	6,736,243	84,946,450		7,560,306	862,113	807,972	7,506,165	-	77,440,285

Cresud Sociedad Anónima Comercial,
Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Consolidated Intangible Assets
For the periods ended December 31, 2001 and 2000
(Notes 1, 2, 3 and 4)

Schedule B

Principal Account	Value at the beginning of the period Pesos	Additions Pesos	Value at the end of period Pesos	Amortization: Accumulated at the beginning of period Pesos	Amortization: Current period Rate %	Amortization: Current period Amount Pesos	Amortization: Accumulated at the end of period Pesos	Net carrying value at December 31, 2001 Pesos	Net carrying value at December 31, 2000 Pesos
Futuros y Opciones.Com S.A. Goodwill	1,501,786	-	1,501,786	300,357	20.00	150,178 (1)	450,535	1,051,251	1,394,516
Development expenditures	642,155	-	642,155	53,513	33.33	107,026 (2)	160,539	481,616	471,786
Brands and patents	8,623	-	8,623	-		-	-	8,623	8,623
Total at December 31, 2001	2,152,564	-	2,152,564	353,870		257,204	611,074	1,541,490	-
Total at December 31, 2000	1,671,915	310,280	1,982,195	-		107,270	107,270		1,874,925

(1) The destiny of the amortization of the period is included in loss from related companies, in the Consolidated Statements of Income.
(2) The destiny of the amortization of the period is included in the Consolidated Schedule H.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule C

Type and characteristics of the securities	Amount	Value at December 31, 2001 Pesos	Value at December 31, 2000 Pesos	Market value	INFORMATION ON THE ISSUER: Principal activity	Latest financial statements: Capital Pesos	Income/loss for the period Pesos	Shareholders' Equity Pesos
Current Investments								
Mutual Funds								
Banco Francés (US$)	11,725	16,618	15,333	1.417313				
Banco Provincia Buenos Aires (US$)	9,029	9,029	8,274	1.000000				
Superfondo Banco Río (US$)	9,039	13,954	12,823	1.543755				
Fondo Quantum Dolphin (US$)		-	10,933,115					
Fondo ABN Rembrand Ahorro (US$)		-	448,300					
Fondo SB Prime Fund (US$)		-	1,506,321					
		39,601	12,924,166					
Notes								
Bocon Pro 1	1,500,000	160,500	-	0.107000				
Bonos AR Alto Palermo		-	5,529,850					
		160,500	5,529,850					
Shares								
IRSA	17,584,532	12,836,708	17,550,942	0.730000				
ADRs IRSA	2,357,970	14,973,109	-	6.350000				
		27,809,817	17,550,942					
Total current investments		28,009,918	36,004,958					
Non-current Investments								
Related companies Law 19,550. Article 33								
AGRO-URANGA S.A.				unlisted	Agricultural and livestock	2,500,000	(523,798)	4,693,236
Shares	891,400	1,672,142	1,766,802					
Contribution on account of future subscriptions of shares		3,581	3,581					
Higher value of property		5,030,506	5,030,506					
		6,706,229	6,800,889					
CACTUS ARGENTINA S.A.				unlisted	Exploitation and administration of agricultural and beef cattle products	1,300,000	(146,202)	1,864,343
Shares	650,000	138,028	297,233					
Contribution on account of future subscriptions of shares		794,144	794,144					
		932,172	1,091,377					
	Subtotal	7,638,401	7,892,266					
Others								
Coprolán		9,433	9,433	unlisted		-	-	-
	Subtotal	9,433	9,433					
Total non-current investments		7,647,834	7,901,699					

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and provisions

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule E

Item	Opening balances Pesos	Increases Pesos (1)	Value at December 31, 2001 Pesos	Value at December 31, 2000 Pesos
Deducted from asset				
Defaulting debtors	539,863	60,000	599,863	508,711
Total at December 31, 2001	539,863	60,000	599,863	-
Total at December 31, 2000	493,711	15,000	-	508,711

(1) The accounting appropriation is included in Schedule H

Cresud Sociedad Anónima, Comercial,
Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
Consolidated Cost of sales

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule F

	Crops		Beef cattle		Milk		Others		Total			
	December 31, 2001 Pesos	December 31, 2000 Pesos	December 31, 2001 Pesos	December 31, 2000 Pesos	December 31, 2001 Pesos	December 31, 2000 Pesos	December 31, 2001 Pesos	December 31, 2000 Pesos	December 31, 2001 Pesos		December 31, 2000 Pesos	
Inventories at the beginning of the period												
Beef cattle	-	-	28,429,894	30,909,054	1,956,135	2,181,683	-	-	30,386,029		33,090,737	
Crops	5,645,137	8,422,373	-	-	-	-	-	-	5,645,137		8,422,373	
Unharvested crops	702,620	479,233	-	79,108	-	-	-	-	702,620		558,341	
Seeds and fodder	-	-	112,836	109,360	87,524	3,712	-	-	200,360		113,072	
Materials	1,061,323	815,345	5,609	-	7,103	24,437	213,613	218,677	1,287,648		1,058,459	
	7,409,080	9,716,951	28,548,339	31,097,522	2,050,762	2,209,832	213,613	218,677		38,221,794		43,242,982
Additions from merger	-	1,141,024		31,438	-	-		130,979		-		1,303,441
Holding results	-	-	(520,879)	(132,492)	(783)	1,864	-	-		(521,662)		(130,628)
Commodities market results	(103,838)	289,480	-	-	-	-	-	-		(103,838)		289,480
Transfer of Inventories to expenses	(57,154)	-	(9,183)	(94,700)	-	-	-	-		(66,337)		(94,700)
Transfer of Inventories to fixed assets	(103,906)	(34,799)	(4,173)	(7,965)	-	-	(9,736)	(6,445)		(117,815)		(49,209)
Transfer of Unharvested crops to expenses	(1,816,330)	(1,077,075)	(340,979)	(78,737)	(63,559)	(48,042)	(95,916)	(148,165)		(2,316,784)		(1,352,019)
Recovery of Inventories	-	-	161,229	65,248	(161,229)	(65,248)	-	-		-		-
Purchases	8,006,240	6,857,262	316,245	690,698	93,373	77,428	222,645	279,604		8,638,503		7,904,992
Operating expenses (Schedule H)	1,966,514	1,255,126	3,342,207	3,179,280	690,117	768,516	455,362	317,392		6,454,200		5,520,314
Less:												
Inventories at the end of the period												
Beef cattle	-	-	(26,431,271)	(30,776,980)	(1,735,684)	(2,397,106)	-	-	(28,166,955)		(33,174,086)	
Crops	(1,390,254)	(2,331,320)	-	-	-	-	-	-	(1,390,254)		(2,331,320)	
Unharvested crops	(7,113,115)	(6,117,105)	-	-	-	-	-	-	(7,113,115)		(6,117,105)	
Seeds and fodder	-	-	(66,082)	(61,810)	(87,461)	(8,639)	-	-	(153,543)		(70,449)	
Materials	(827,413)	(963,146)	(6,319)	(5,067)	(21,919)	(9,391)	(219,484)	(289,260)	(1,075,135)	(37,899,002)	(1,266,864)	(42,959,824)
Cost of Sales	5,969,824	8,736,398	4,989,134	3,906,435	763,617	529,214	566,484	502,782		12,289,059		13,674,829

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule G

	December 31, 2001				December 31, 2000		
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset							
Cash and banks	US$	790,841	1.000	790,841	US$	5,334,939	5,334,939
Investments:							
Deposits with financial institutions	US$	-	1.000	-	US$	1,483,203	1,483,203
Mutual funds	US$	39,601	1.000	39,601	US$	12,924,166	12,924,166
Shares	US$	14,973,109	1.000	14,973,109		-	-
Other receivables and prepaid expenses:							
Secured by mortgages	US$	1,830,910	1.000	1,830,910	US$	2,043,301	2,043,301
Guarantee deposits	US$	735,431	1.000	735,431	US$	1,020,284	1,020,284
Others	US$	35,501	1.000	35,501	US$	23,267	23,267
Subsidiaries and related companies Law 19,550							
Cactus Argentina S.A.	US$	204,170	1.000	204,170	US$	-	-
Non-Current Asset							
Other receivables and prepaid expenses:							
Secured by mortgages	US$	1,485,000	1.000	1,485,000	US$	3,025,756	3,025,756
Others	US$	95,430	1.000	95,430	US$	95,430	95,430
Subsidiaries and related companies Law 19,550							
Cactus Argentina S.A.	US$	-	1.000	-	US$	204,170	204,170
Total Assets	US$	20,189,993		20,189,993	US$	26,154,516	26,154,516
LIABILITIES							
Current liabilities							
Trade payables							
Notes	US$	186,974	1.000	186,974	US$	559,863	559,863
Notes payables	US$	-	1.000	-	US$	50,000	50,000
Bank loans	US$	15,903,612	1.000	15,903,612	US$	6,040,969	6,040,969
Others							
Advances received	US$	2,231,800	1.000	2,231,800	US$	-	-
Subsidiaries and related companies Law 19,550							
Cactus Argentina S.A.	US$	6,994	1.000	6,994	US$	-	-
Non-current liabilities							
Trade payables							
Notes	US$	253,628	1.000	253,628	US$	240,000	240,000
Total Liabilities	US$	18,583,008		18,583,008	US$	6,890,832	6,890,832

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule H

Items	Total December 31, 2001	Operating Expenses					Expenses		Total December 31, 2000
		Total	Crops	Beef cattle	Milk	Others	Selling	Administrative	
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors' fees	119,331	-	-	-	-	-	-	119,331	62,994
Fees and payments for services	386,354	106,570	35,642	39,729	11,066	20,133	-	279,784	551,424
Salaries and wages	1,957,934	1,071,460	154,777	641,396	119,355	155,932	8,173	878,301	2,005,018
Social security contributions	178,649	103,501	15,945	48,583	10,814	28,159	1,557	73,591	314,684
Taxes, rates and contributions	146,904	139,260	42,911	82,919	12,768	662	-	7,644	202,076
Office and administrative expenses	77,257	17,054	-	1,956	-	15,098	-	60,203	212,397
Bank commissions and expenses	6,809	5,756	1,068	2,007	781	1,900	-	1,053	7,690
Depreciation of fixed assets	753,379	647,883	213,711	332,835	80,879	20,458	-	105,496	807,972
Vehicle and travelling expenses	99,747	81,240	20,932	46,497	7,984	5,827	905	17,602	165,040
Spare parts and repairs	225,297	225,297	89,020	101,664	26,648	7,965	-	-	316,343
Insurance	29,944	11,781	3,898	5,747	1,818	318	-	18,163	25,678
Employees' maintenance	76,013	54,517	12,295	32,860	8,138	1,224	-	21,496	78,302
Amortization of intangible assets	107,026	107,026	-	-	-	107,026	-	-	-
Livestock expenses	2,386,395	1,952,271	-	1,952,271	-	-	434,124	-	1,875,077
Dairy farm expenses	389,553	389,553	-	-	389,553	-	-	-	383,273
Agricultural expenses	2,713,437	1,288,830	1,288,830	-	-	-	1,424,607	-	2,560,546
Silo expenses	69,750	69,750	69,750	-	-	-	-	-	24,780
Coal expenses	242,631	51,414	-	357	-	51,057	191,217	-	247,984
Firewood expenses	44,950	24,411	-	-	-	24,411	20,539	-	30,678
FyO expenses	7,100	4,184	-	-	-	4,184	2,916	-	113,018
General expenses	321,187	96,252	17,735	53,375	20,313	4,829	-	224,935	233,040
Contributions and services	6,190	6,190	-	11	-	6,179	-	-	2,975
Defaulting debtors	60,000	-	-	-	-	-	60,000	-	15,000
Total at December 31, 2001	10,405,837	6,454,200	1,966,514	3,342,207	690,117	455,362	2,144,038	1,807,599	
Total at December 31, 2000	-	5,520,314	1,255,126	3,179,280	768,516	317,392	2,807,867	1,907,808	10,235,989

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as at December 31, 2001 and 2000

	December 31, 2001 (Notes 1, 2, 3 and 4) Pesos	December 31, 2000 (Notes 1, 2, 3 and 4) Pesos		December 31, 2001 (Notes 1, 2, 3 and 4) Pesos	December 31, 2000 (Notes 1, 2, 3 and 4) Pesos
ASSETS			**LIABILITIES**		
Current Assets			**Current Liabilities**		
Cash and banks (Note 9.a.)	2,189,504	8,115,685	Trade accounts payables (Note 9.f.)	6,336,785	3,741,814
Investments (Note 9.b.)	28,009,918	37,488,161	Bank loans (Schedule G)	15,903,612	6,040,969
Trade accounts receivable (Note 9.c.)	4,822,171	2,927,325	Salaries and social security payable (Note 9.g.)	126,643	271,577
Other receivables and prepaid expenses (Note 9.d.)	8,062,694	7,814,455	Taxes payable (Note 9.h.)	145,529	253,361
Inventories (Note 9.e.)	15,408,894	15,401,617	Other (Note 9.i.)	4,694,633	2,671,221
Total Current Assets	58,493,181	71,747,243	**Total Current Liabilities**	27,207,202	12,978,942
Non-Current Assets			**Non-Current Liabilities**		
Other receivables and prepaid expenses (Note 9.d.)	1,731,810	6,525,628	Trade payables (Note 9.f.)	253,628	240,000
Inventories (Note 9.e.)	20,673,417	25,687,951	**Total Non-Current Liabilities**	253,628	240,000
Investments (Note 9.b.)	13,728,149	13,776,924	**Total liabilities**	27,460,830	13,218,942
Fixed assets, net (Schedule A)	70,002,906	74,225,827			
Intangible assets (Schedule B)	1,051,251	1,394,516			
Total Non-Current Assets	107,187,533	121,610,846	**SHAREHOLDERS' EQUITY (as per corresponding statement)**	138,219,884	180,139,147
Total Assets	165,680,714	193,358,089	**Total Liabilities and Shareholders' Equity**	165,680,714	193,358,089

The accompanying notes and schedules are an integral part of these financial statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Income Statement

For the periods ended December 31, 2001 and 2000

	December 31, 2001 (Notes 1, 2, 3 and 4) Pesos	December 31, 2000 (Notes 1, 2, 3 and 4) Pesos
Sales		
Crops	7,421,373	10,804,363
Beef cattle	6,574,132	6,528,676
Milk	699,833	597,062
Other	3,828	84,750
Total Sales	14,699,166	18,014,851
Less: Gross sales taxes	(99,033)	(114,766)
Net sales	14,600,133	17,900,085
Cost of sales (Schedule F)		
Crops	(5,969,824)	(8,736,398)
Beef cattle	(4,868,215)	(3,783,083)
Milk	(763,617)	(529,214)
Other	(12,315)	(41,595)
Total cost of sale	(11,613,971)	(13,090,290)
Gross income	**2,986,162**	**4,809,795**
Selling expenses (Schedule H)	(1,904,958)	(2,483,043)
Administrative expenses (Schedule H)	(1,739,777)	(1,803,455)
Gains from fixed assets sales (Note 12)	2,001,525	2,673,022
Loss from inventory holdings (Schedule F)	(516,765)	(136,837)
Operating income	**826,187**	**3,059,482**
Financial Results (Note 9.j.)		
Financial (expense) gain generated by assets	(36,834,032)	3,392,925
Financial loss generated by liabilities	(1,121,024)	(73,275)
Other losses		
Donations	-	(226,314)
Others	59,206	(31,907)
Loss from related companies	(515,045)	(224,526)
Management fees (Note 8)	-	(502,920)
(Loss) income before income tax	(37,584,708)	5,393,465
Income tax expense (Note 7)	-	(867,186)
Net (loss) income for the period	(37,584,708)	4,526,279

The accompanying notes and schedules are an integral part of these financial statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders' Equity for the periods ended December 31, 2001 and 2000

Items	Shareholders' contributions					Legal reserve	Retained earnings	Total at December 31, 2001	Total at December 31, 2000
	Common stock (Note 5)	Treasury stock (Note 5)	Inflation adiustment of Common stock	Paid-in capital	Total				
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Balances at the beginning of the period	119,669,749	4,614,643	7,984,340	40,879,962	173,148,694	2,464,174	3,834,473	179,447,341	176,899,626
Appropriation of profits resolved by Shareholders' Meeting held on October 19, 2001									
Increase in legal reserve						191,724	(191,724)	-	
Cash dividends							(3,642,749)	(3,642,749)	(1,286,758)
Net (loss) income for the period							(37,584,708)	(37,584,708)	4,526,279
Balances at December 31, 2001	119,669,749	4,614,643	7,984,340	40,879,962	173,148,694	2,655,898	(37,584,708)	138,219,884	
Balances at December 31, 2000	119,669,749	4,614,643	7,984,340	40,879,962	173,148,694	2,464,174	4,526,279		180,139,147

The accompanying notes and schedules are an integral part of these financial statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flows

for the periods ended December 31, 2001 and 2000

	December 31, 2001 (Notes 1, 2, 3 and 4) Pesos	December 31, 2000 (Notes 1, 2, 3 and 4) Pesos
CHANGES IN FUNDS		
Funds at the beginning of the period	58,569,320	27,363,699
(Decrease) increase in funds	(28,369,898)	18,240,147
Funds at the end of the period	30,199,422	45,603,846
CAUSES OF CHANGES IN FUNDS		
Sources of Funds		
(Loss) income for the period	(37,584,708)	4,526,279
Plus: Items not involving outlays of funds:		
Increase in defaulting debtors provision	60,000	15,000
Fixed assets depreciation	696,255	752,975
Loss from related companies	515,045	224,526
Accruals for management fees, interests and other	415,974	1,784,152
Accruals for bank loan interests	395,699	40,969
Net book value of fixed assets sold	3,649,810	5,869,592
Loss from holding inventories	516,765	136,837
Less: Items not involving inflows of funds:		
Accrued interest other receivables	(212,674)	(180,310)
Funds (applied in) originated by operations	(31,547,834)	13,170,020
Applications of funds		
Increase in trade accounts receivable	(11,843)	(1,108,021)
Increase (decrease) of inventories, net	(44,706)	1,491,687
Purchase of fixed assets	(381,648)	(788,349)
Decrease in trade accounts payables	(1,084,313)	(583,030)
(Decrease) increase in salaries and social security payable	(126,510)	65,516
(Decrease) increase in taxes payable	(46,795)	31,045
Payment of cash dividends	(3,642,749)	(1,286,758)
Total funds applied	(5,338,564)	(2,177,910)
Other sources		
Decrease in other receivables and prepaid expenses	5,020,490	2,005,746
Decrease (increase) in other non-current receivables and prepaid expenses	28,620	(1,605,421)
Decrease in non current investment	93,780	208,219
Increase of bank loans	1,900,552	6,000,000
Increase in other liabilities	1,468,839	639,493
Increase in non-current trade payables	4,219	-
Total other sources of funds	8,516,500	7,248,037
Total (applications) sources of funds	(23,031,334)	20,418,057
(Decrease) increase in funds	(28,369,898)	18,240,147

The accompanying notes and schedules are an integral part of these financial statements.

NOTE 1: ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a difficult economic climate. The prevailing indicators were a significant public debt burden, high interest rates, a significant decrease in savings amounts, country risk levels far above normal average and a more than three-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. Likewise, these circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. As from December 21, 2001 all working days until the closing of the financial year were declared exchange holidays. Subsequently, the Government declared default on the external debt. Currently the Argentine Central Bank (BCRA) must authorize all transfers of foreign currency abroad and for the time being all transactions involving the payment of imports, financial debts and interest, royalties, dividends and other similar transactions are suspended.

On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25,561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures that are in the process of implementation and therefore have not been totally regulated at the date of issuing these financial statements. On that same date, Decree 214 (Restructuring of the financial system) was issued by which the measures adopted by this Law were substantially modified. This decree must be supplemented by other regulations to be issued by various control agencies and that are pending issue at the date of issuing these financial statements.

Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and the effect they have on the Company's economic and financial situation.

Exchange system

On January 6, 2002 a new exchange system was established that created an official and a free exchange market. In general lines, export activities, import of goods and certain financial activities liable to a prior restructuring that will extend the original due dates would be carried out on the official market. The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was $ 1.40 per US$ 1. Quotations on the free market will be the outcome of the free floating of the peso. On January 11, 2002 when the exchange market was opened, the Argentine National Bank published the first quotation for the free market at $ 1.6 per US$ 1 (selling rate) and $ 1.4 per US$ 1 (buying rate).

NOTE 1: (Continued)

On February 3, 2002 the Government announced the creation of a new exchange system, eliminating the previous dual market and establishing a single free exchange market in which exchange rates would result from the free supply and demand. Since February 3, 2002 and to the date of issuing these financial statements, all working days were declared exchange holidays.

Deposits in financial institutions

According to the aforementioned Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in financial institutions will be converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and in fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these reprogrammed deposits. Furthermore, the owners of these deposits can opt to receive up to US$ 30,000 in Government bonds denominated in U.S. dollars.

Financial debts in foreign currency

Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the financial system will be converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

Credits and debts not related to the financial system

The obligation to pay money denominated in dollars or other foreign currency that are not related to the financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

Deferment of the deduction of the exchange difference from income tax

The negative net results that originate in this devaluation will be deductible from income tax as from the future five financial years.

Buenos Aires futures market

Operations in the Buenos Aires futures market have been suspended as from December 21, 2001; this situation is expected to persist until regulations are enacted thus guaranteeing the proper functioning of this market. The settlement of open positions which are informed as of December 31, 2001(Note 6) will be able to be carried out once the measures announced by the Government on February 3, 2002 are in force.

NOTE 1: (Continued)

As established by the Pronouncement 1/02 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, at December 31, 2001 assets and liabilities denominated in foreign currency were valued at the rate of exchange of $ 1 per US$ 1 or its equivalent in another foreign currency.

At December 31, 2001, the Company has recorded credits and debits denominated in foreign currency as follows:

Deposits in and debts with Argentine financial institutions

Item	Currency	Amount in foreign currency
Current Asset		
Cash	US$	738,565
Current liability		
Bank loans	US$	15,183,649

Credits and debts with local customers and suppliers

Item	Currency	Amount in foreign currency
Current Asset		
Other receivables and prepaid expenses	US$	2,734,584
Non-current Asset		
Other receivables and prepaid expenses	US$	1,580,430
Current Liability		
Trade accounts payable	US$	186,974
Other liabilities	US$	2,238,794
Non-current liability		
Trade payable	US$	253,628

Deposits and debts with foreign financial institutions. Credits and debts with foreign customers and suppliers.

Item	Currency	Amount in foreign currency
Current Asset		
Cash and banks	US$	52,276
Other receivables and prepaid expenses	US$	71,428
Current liability		
Bank loans	US$	719,963

NOTE 1: (Continued)

Investments and inventories in foreign currency

Item	Currency	Amount in foreign currency
Current Assets		
Investments	US$	15,012,710
Inventories	US$	1,390,254

The aforementioned measures announced by the Government, applying the rates of exchange prevailing at February 1, 2002 of $1.40 per US$ 1 (for transactions to be settled at the official rate) and $1.95/2.05 per US$ 1 – buying/selling rates – (for transactions to be settled on the free market) that are the last available at the date of issuing these financial statements as an exchange holiday has been declared since that date will affect the economic and financial situation of the Company at December 31, 2001, generating an exchange difference of Ps. 868,000 (profit). The effects of this devaluation, together with the rest of the measures adopted will be given accounting recognition in the financial statements of subsequent periods.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at December 31, 2001 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Future real results could differ from the evaluations and estimates made at the date of preparing these financial statements. Therefore, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these circumstances.

NOTE 2: MERGER OF CONTROLLED COMPANIES.

On September 29, 2000, the Board of Directors of the Company, pursuant to the provisions set forth in Section 83, subsection 1° of Law 19,550, decided the merger of the companies "Agro Riego San Luis S.A." and "Colonizadora Argentina S.A." in CRESUD S.A.C.I.F. y A., effective as from July 1st, 2000.

To date, the merger formalities are pending approval by the Argentine control authorities.

NOTE 3: PRESENTATION OF FINANCIAL STATEMENTS AND RESTATEMENT IN CONSTANT CURRENCY

As required by General Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, the financial statements herein have been prepared pursuant to the valuation and disclosure criteria outlined in Technical Resolutions N° 5,6,8,9,10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences, and following the manner established by the aforementioned Resolutions.

NOTE 3: (Continued)

Likewise, the financial statements has been prepared pursuant to General Resolution N° 392/02 of the Argentine Securities and Exchange Commission, which established that assets and liabilities in foreign currency (US dollars) as of December 31, 2001 will be valued at the exchange rate of Ps. 1 to U$ 1.

Pursuant to Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, restatement of financial statements as from September 1, 1995 has been discontinued. No adjustments have been applied since such date.

The financial statements for the six-month period ended December 31, 2001 have not been audited. The Company Management estimates they include all the necessary adjustments to reflect the profit for the period reasonably.

The profit for the six-month period ended December 31, 2001 is not necessarily representative of the overall result of the Company.

NOTE 4: PRINCIPAL VALUATION CRITERIA

The principal valuation criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period, are as follows:

a. Accounting estimates

In connection with the preparation of the financial statements at a given date, the management must make estimates and assessments that have an impact on the asset and liability amounts recorded and the contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as on the income and expenditure recorded for the period.

The management makes estimates, for instance, to calculate the bad debt allowance, depreciation and amortization charges, recoverable value of current and non-current assets, income tax charge and provisions for contingencies at a given date. Nevertheless, the actual future results may differ from the estimates and assessments made when the financial statements at a given date are prepared.

b. Local currency assets and liabilities

The local currency assets and liabilities have been stated at their face value at the balance sheet date.

c. Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the exchange rate prevailing at the balance sheet date. See Note 1.

NOTE 4: (Continued)

d. Current investments

Fixed-term deposits have been valued at their original amount plus interest accrued up as of December 31, 2000.

Mutual funds, notes and shares have been valued at their quotation value at the balance sheet date.

e. Inventories

1. Livestock for raising and grazing have been stated at their market value at the balance sheet date, net of estimated sale expenses. The livestock for dairy production and other purposes not related to its sale over the next twelve months have been stated at their replacement cost.
2. Crops that are ready for sale are carried at their quoted market value at the end of the period, less estimated sale expenses.
3. The remaining inventories are valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values.

f. Non-current investments

1. Long-term investments in related companies

They are valued in accordance with the equity method pursuant to Technical Resolution N° 5 of the Argentine Federation of Professional Councils of Economic Sciences.

Holdings in related companies are as follows:

COMPANIES	PERCENTAGE OF VOTING SHARES OWNED AT DECEMBER 31, 2001
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.66

The consolidated financial statements at December 31, 2001 and 2000 include Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A.

NOTE 4: (Continued)

2. Investments in notes and other securities

The remaining investments correspond to non-listed securities and have been valued at their historical cost.

g. Fixed assets

- Purchase values

Fixed assets acquired through August 31, 1995 are carried at restated cost. Fixed assets acquired subsequent to August 31, 1995 are valued at historical cost.

- Depreciation

It has been determined following the straight-line method based on the estimated useful lives of the assets.

- The carrying value

The carrying value of such fixed assets does not exceed their recoverable values.

h. Intangible Assets

The goodwill corresponding to the purchase of the subsidiary company "Futuros y Opciones.Com S.A." is valued at its acquisition cost, which was calculated as the difference between the amount paid for said investment and the proportional equity value thereof calculated at the time said company was purchased.

Amortization is determined based on the estimated useful life of the goodwill, which shall be five years.

i. Shareholders' equity

The activity in shareholders' equity up to August 31, 1995 has been adjusted for inflation up to that date.

Activity in the aforementioned accounts since August 31, 1995 is disclosed in the purchasing power of the period to which it corresponds.

NOTE 4: (Continued)

j. Results for the period

Results for the period are disclosed in the purchasing power of the period to which they correspond.

Financing results are disclosed broken into those generated by assets and liabilities.

k. Revenue recognition

The Company records revenue when it delivers products to its customers.

NOTE 5: CAPITAL STOCK

a. Capital status

The activity in the Company's shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Capital stock at June 30, 1999	126,000,000	124,284,392	124,284,392
Pursuant to a decision made on March 3, 1999, the Company's Board decided to cancel the balance pending subscription and payment.	(1,715,608)	-	-
Capital stock as at December 31, 2001	124,284,392	124,284,392	124,284,392

At December 31, 2001 the share capital consisted of 124,284,392 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, of which 119,669,749 shares were outstanding and 4,614,643 shares had been purchased by the Company.

NOTE 5: (Continued)

b. Use of the proceeds of the last capital subscription

In line with the provisions of Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, the Company used the proceeds of its last capital increase for expanding its agricultural and livestock transactions by endowing the farms it currently owns with technology, as well as for purchasing new farms and establishments and trading in agricultural and livestock products. At December 31, 2001 the funds not yet invested were included in current investments.

NOTE 6: **FUTURES**

At December 31, 2001 the Company had arranged futures and options on the futures market as follows:

FUTURES - SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Sunflower – sell	1,800	208.14	374,652
Corn - sell	22,800	91.09	2,076,852
Soybean - sell	11,500	154.97	1,782,155

OPTIONS – PURCHASE CALL - SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	3,700	92.97	14,544
Soybean	8,500	163.94	37,656

OPTIONS – SELL CALL - SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	8,100	171.74	(22,176)

OPTIONS – PURCHASE PUT - SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Sunflower	1,900	207.89	9,750

NOTE 6: (Continued)

OPTIONS – PUT SELL – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Sunflower	5,700	163.12	(25,529)
Corn	4,600	88.00	(13,800)

FUTUROS – C.B.O.T. – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Soybean – purchase	13,600	178.21	2,423,656
Soybean – sell	13,600	175.64	2,388,704
Soybean oil -purchase	952	354.92	337,884

OPTIONS – C.B.O.T. - CALL PURCHASE– SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	35,687	94.48	151,442
Soybean	8,160	169.02	76,957

OPTIONS – C.B.O.T. - CALL SELL – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	8,160	183.72	(43,850)

At December 31, 2000 the Company had arranged futures and options on the futures market as follows:

FUTURES –SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn – sell	3,000	93.00	279,000
Wheat - sell	11,200	132.82	1,487,584
Soybean - sell	10,000	169.94	1,699,400
Sunflower - purchase	18,600	163.54	3,041,844
Corn - purchase	1,500	98.50	147,750

NOTE 6: (Continued)

OPTIONS – CALL PURCHASE – SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	24,300	194.44	156,210
Corn	15,600	102.97	87,914
Wheat	7,600	124.00	45,992

FUTURES – C.B.O.T. – SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Total amount US$
Soybean - sell	13,600	194.34	2,643,024
Corn - sell	1,651	99.21	163,796
Corn - purchase	9,779	85.55	836,593

OPTIONS – C.B.O.T. – PUT SELL – SEASON 2000/2001

Cereal	Tons	Average price US$ (1)	Premiums US$ (2)
Corn	11,430	86.61	(45,491)

FUTURES –SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn - purchase	5,600	96.58	540,848
Wheat - purchase	2,100	110.10	231,210

FUTURES – C.B.O.T. – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn - sell	5,461	105.43	575,753
Wheat - sell	2,312	117.70	272,122

(1) Strike price without deducting expenses.
(2) Premiums paid (collected).

NOTE 7: INCOME TAX AND TAX ON MINIMUM HYPOTHETICAL INCOME

a) The Company determines the Income Tax charge at the prevailing rate of 35% on the estimated taxable net income, without considering the effect of temporary differences between the accounting and tax-purpose results. At December 31, 2001 the Company has not registered charge for the Income Tax because it has a tax loss in the period.

b) Pursuant to Decree N° 935, published in the Official Gazette on July 25, 2001, the Company is 100% exempt from the Tax on Minimum Notional Income created by Law No. 25,063, published in the Official Gazette on December 30, 1998, applicable for fiscal years ended as from December 31, 1998. This tax is calculated at 1% of the Company's assets, determined on the basis of tax criteria.

The Company has not registered provision, by said tax, for this period, due to the exemption in force. Credit tax pertaining to previous years is registered in Other Current Tax Receivables, being computable said amount on account of the Income Tax. The balance of this account as of December 31, 2001 amounts to Ps. 2,591,901.

NOTE 8: MANAGEMENT AGREEMENT

The Company signed a management agreement with Consultores Asset Management S.A. (formerly, Consultores de Inversiones Bursátiles y Financieras S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

The financial statements at December 31, 2001 include an accrual for an amount of Ps. 27,556 for this concept, not corresponding any charge for this period.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Consultores Asset Management S.A., the above- mentioned agreement was approved by the Extraordinary Shareholders' Meeting held on October 25, 1994, in compliance with Article N° 271 of Law N° 19,550.

NOTE 9: **Details of balance sheet and income statement accounts**

a. **Cash and banks**

	December 31,	
	2001 Pesos	2000 Pesos
Cash	104,840	72,931
Foreign currency (Schedule G)	2,028	2,028
Local currency checking account	753,081	1,289,756
Patacones currency checking account	60,171	-
Foreign currency checking account (Schedule G)	64,170	53,483
Local currency saving account	31,321	94,866
Foreign currency saving account (Schedule G)	724,643	5,279,428
Checks to be deposited	449,250	1,323,193
	2,189,504	8,115,685

b. **Investments**

	December 31,	
	2001 Pesos	2000 Pesos
Current		
Schedule C	28,009,918	36,004,958
Schedule D	-	1,483,203
	28,009,918	37,488,161
Non-Current		
Schedule C	13,728,149	13,776,924
	13,728,149	13,776,924

NOTE 8 (Continued)

c. *Trade accounts receivable*

	December 31, 2001 Pesos	December 31, 2000 Pesos
Current		
Accounts receivable	5,417,064	3,417,188
Less:		
Provision for defaulting debtors	(599,863)	(489,863)
	4,817,201	2,927,325
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	4,970	-
	4,822,171	2,927,325

d. **Other receivables and prepaid expenses**

	December 31, 2001 Pesos	December 31, 2000 Pesos
Current		
Tax prepayments and V.A.T.fiscal credit	1,602,557	2,918,965
Tax on Minimum Hypothetical Income (Note 7)	2,591,901	-
Secured by mortgage and under legal proceedings (Schedule G)	1,802,823	2,043,301
Guarantee deposits (Schedule G)	735,431	1,020,284
Surety bonds received	375,279	375,279
Other (Schedule G)	247,630	337,937
Prepaid leases	111,396	240,652
Prepaid expenses	94,799	333,220
Subsidiaries and related companies Law 19,550 Article 33:		
Inversiones Ganaderas S.A.	78,352	60,139
Cactus Argentina S.A. (Schedule G)	204,170	17,411
Futuros y Opciones.Com S.A.	218,356	467,267
	8,062,694	7,814,455
Non-current		
Tax on Minimum Hypothetical Income	-	3,020,272
Secured by mortgage (Schedule G)	1,485,000	3,025,756
Prepaid leases	151,380	180,000
Other (Schedule G)	95,430	95,430
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A. (Schedule G)	-	204,170
	1,731,810	6,525,628

NOTE 8 (Continued)

e. **Inventories**

	December 31,	
	2001	2000
	Pesos	Pesos
Current		
Livestock	5,625,351	5,749,828
Crops	1,390,254	2,331,320
Unharvested crops	7,110,052	6,111,036
Seeds and fodder	150,329	55,963
Materials and others	951,817	1,122,254
Advances to suppliers	181,091	31,216
	15,408,894	15,401,617
Non-Current		
Livestock	20,670,354	25,681,882
Unharvested crops	3,063	6,069
	20,673,417	25,687,951

NOTE 8 Continued

f. Trade accounts payables

	December 31,	
	2001 Pesos	2000 Pesos
Current		
Suppliers in local currency	6,056,023	3,140,923
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A.	93,788	41,028
Notes in foreign currency (Schedule G)	186,974	559,863
	6,336,785	3,741,814
Non-current		
Notes in foreign currency (Schedule G)	253,628	240,000
	253,628	240,000

g. Salaries and social security payable

	December 31,	
	2001 Pesos	2000 Pesos
Current		
Salaries payable	53,665	157,270
Social security administration	28,954	65,168
Health care scheme	29,810	32,605
Other	14,214	16,534
	126,643	271,577

NOTE 8 Continued

h. Taxes payable

	December 31, 2001 Pesos	December 31, 2000 Pesos
Current		
Property tax provision	109,939	216,434
Taxes withheld for income tax	27,913	30,018
Taxes withheld-VAT	5,398	-
Taxes withheld-Sales taxes	2,279	6,909
	145,529	253,361

i. Other

	December 31, 2001 Pesos	December 31, 2000 Pesos
Current		
Accrual for other expenses	2,251,297	2,167,447
Advances received (Schedule G)	2,231,800	-
Accrual for Directors´Fees	119,331	62,994
Advances to Directors	(80,125)	(62,994)
Accrual for Management fees	27,556	502,920
Accrual for livestock expenses	48,467	-
Accrual for cereal expenses	89,313	854
Subsidiaries and related companies Law 19,550 Article 33:		
Cactus Argentina S.A. (Schedule G)	6,994	-
	4,694,633	2,671,221

NOTE 8 Continued

j. **Financial results**

	December 31, 2001 Pesos	December 31, 2000 Pesos
Generated by assets:		
Gain from operations with securities and shares	(36,940,286)	2,898,598
Interest income	156,694	529,558
Exchange differences and discounts (loss)	66,120	(35,231)
Tax on debts and credits	(116,560)	-
	(36,834,032)	3,392,925
Generated by liabilities		
Debt tax	5,346	-
Exchange differences and discounts	56	1,211
Interest expense	(1,126,426)	(74,486)
	(1,121,024)	(73,275)

NOTE 10

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
3rd quarter 2002/2001 financial period	-	1,483,203	4,713,439	2,818,593	1,689,927	2,212,007	6,336,785	3,741,814	15,903,612	6,040,969	126,643	271,577	145,529	253,361	4,694,633	2,671,221
4th quarter 2002/2001 financial period	-	-	-	-	1,394,926	1,192,855	-	-	-	-	-	-	-	-	-	-
1st quarter 2003/2002 financial period	-	-	-	-	-	2,100	-	-	-	-	-	-	-	-	-	-
2nd quarter 2003/2002 financial period	-	-	-	-	-	327,780	-	-	-	-	-	-	-	-	-	-
3rd quarter 2003/2002 financial period	-	-	-	-	388,348	350,000	-	-	-	-	-	-	-	-	-	-
4th quarter 2003/2002 financial period	-	-	-	-	-	1,190,755	253,628	240,000	-	-	-	-	-	-	-	-
1st quarter 2004/2003 financial period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2004/2003 financial period	-	-	-	-	45,250	38,348	-	-	-	-	-	-	-	-	-	-
3rd quarter 2004/2003 financial period	-	-	-	-	350,000	350,000	-	-	-	-	-	-	-	-	-	-
4th quarter 2004/2003 financial period	-	-	-	-	-	45,250	-	-	-	-	-	-	-	-	-	-
2nd quarter 2005/2004 financial period	-	-	-	-	53,395	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2005/2004 financial period	-	-	-	-	350,000	350,000	-	-	-	-	-	-	-	-	-	-
2nd quarter 2006/2005 financial period	-	-	-	-	298,007	53,395	-	-	-	-	-	-	-	-	-	-
3rd quarter 2006/2005 financial period	-	-	-	-	-	350,000	-	-	-	-	-	-	-	-	-	-
2nd quarter 2007/2006 financial period	-	-	-	-	-	298,007	-	-	-	-	-	-	-	-	-	-
Overdue	-	-	108,732	108,732	-	-	-	-	-	-	-	-	-	-	-	-
With no stated term	28,009,918	36,004,958	-	-	5,224,651	7,579,586	-	-	-	-	-	-	-	-	-	-
Total	28,009,918	37,488,161	4,822,171	2,927,325	9,794,504	14,340,083	6,590,413	3,981,814	15,903,612	6,040,969	126,643	271,577	145,529	253,361	4,694,633	2,671,221

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
At fixed interest rate	-	1,483,203	-	-	2,045,438	2,054,170	253,628	240,000	15,507,913	6,000,000	-	-	-	-	-	-
At variable interest rate	200,101	18,454,016	-	-	1,311,576	3,342,975	-	-	-	-	-	-	-	-	-	-
Non-interest bearing	27,809,817	17,550,942	4,822,171	2,927,325	6,437,490	8,942,938	6,336,785	3,741,814	395,699	40,969	126,643	271,577	145,529	253,361	4,694,633	2,671,221
Total	28,009,918	37,488,161	4,822,171	2,927,325	9,794,504	14,340,083	6,590,413	3,981,814	15,903,612	6,040,969	126,643	271,577	145,529	253,361	4,694,633	2,671,221

NOTE 11: RESTRICTIONS ON PROFIT DISTRIBUTIONS

According to the Commercial Companies Law, the by-laws and Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, the Company is required to allocate 5% of the profit for the year, plus or minus prior year adjustments, to the Legal Reserve, until that reserve reaches 20% of the adjusted capital.

NOTE 12: SALE OF PROPERTIES

a. On August 3, 2001 a bill of sale was signed for the farm El Silencio, of 397 hectares, located in the District of Rojas, Province of Buenos Aires. The price for the sale of the farm was of US$ 1,029,400 (one million twenty nine thousand, four hundred U.S. dollars). This sale generated a profit of Ps. 114,000 (one hundred, fourteen thousand pesos) approximately.

b. During the second quarter four plots of El Coro farm of 10,295 hectares, located in the District of Río Seco, Province of Córdoba, were sold.
In these financial statements only one of the four plots sale is registered, corresponding to a plot of 5,649 hectares which had been closed as of November 20, 2001. The price agreed for this sale was US$ 4,519,200 (four million, five hundred nineteen thousand two hundred U.S. dollars) and generated a $ 1,856,000 (one million, eight hundred fifty six thousand pesos) profit.
On November 7, 2001 the bill of sale of a 867 hectares plot was signed for US$ 693,600 (six hundred ninety three thousand, six hundred U.S. dollars).
On December 12, 2001 the bill of sale of a 1,432 hectares plot was signed for US$ 1,002,400 (one million, two thousand four hundred U.S. dollars).
On December 28, 2001 the bill of sale of a 2,347 hectares plot was signed for US$ 1,570,000 (one million, five hundred seventy thousand U.S. dollars).

NOTE 13: STOCK OPTION PLAN

As resolved at the Shareholder's General Extraordinary Meeting held on November 19, 2001 and the December 7, 2001 Board of Directors' decision, a stock option plan was initiated for the subscription of treasury stock of the company's portfolio for a period of 30 consecutive days. The stock remaining after the expiry of the 30 day period will be offered at a price of Ps. 1 plus the interest accrued since the adjudication, at an annual rate of LIBO for deposits at 180 days. Of this remnant two thirds of the options corresponding to the Stock Option Plan will be allocated by the Board of Directors of the Company among certain executive officers. The remaining one third of the options will be allocated by the Board of Directors six months after the initial allocation and up to three months prior to the expiry of the period for exercising the options, among any of the company's employees or executive officers.

NOTE 14: SUBSEQUENT EVENTS TO THE FISCAL PERIOD CLOSING

After the closing of the period changes in the quotation of the current investments of the Company took place, fact that caused a net increase in their value thereof by Ps. 10.8 million approximately as of the date of preparation of these financial statements.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions from merger Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation: Rate %	Depreciation: Accumulated at the beginning of the period Pesos	Depreciation: Additions from merger Pesos	Depreciation: Decrease of the period Pesos	Depreciation: Current period Amount Pesos	Depreciation: Accumulated at the end of period Pesos	Net carrying value at December 31, 2001 Pesos	Net carrying value at December 31, 2000 Pesos
Real estate	59,399,664	-	31,000	2,926,715	56,503,949	-	-	-	-	-	-	56,503,949	59,072,531
Wire fences	2,065,687	-	-	46,667	2,019,020	3	357,106	-	3,813	28,670	381,963	1,637,057	1,714,568
Watering troughs	1,673,776	-	972	47,185	1,627,563	3	261,452	-	4,342	23,452	280,562	1,347,001	1,257,283
Alfalfa fields and meadows	1,444,140	-	198,200	233,765	1,408,575	13-25-50	789,772	-	81,367	135,841	844,246	564,329	799,746
Buildings and constructions	3,627,503	-	-	357,733	3,269,770	2	1,255,990	-	28,618	27,634	1,255,006	2,014,764	2,325,214
Machinery	6,008,977	-	-	188,469	5,820,508	10	2,674,652	-	117,064	174,769	2,732,357	3,088,151	3,805,901
Vehicles	519,059	-	-	-	519,059	20	252,644	-	-	50,556	303,200	215,859	329,138
Tools	86,637	-	1,451	3,071	85,017	10	44,911	-	2,934	3,297	45,274	39,743	40,827
Furniture and equipment	497,153	-	10,220	32,280	475,093	10	258,522	-	21,169	18,846	256,199	218,894	253,589
Breeding livestock	157,217	-	-	36,541	120,676	20	131,316	-	36,540	12,550	107,326	13,350	40,335
Corral and leading lanes	255,560	-	-	14,168	241,392	3	32,859	-	5,739	3,652	30,772	210,620	205,886
Roads	505,036	-	-	-	505,036	10	196,750	-	-	22,617	219,367	285,669	294,489
Facilities	3,017,652	-	17,812	96,458	2,939,006	10-20-33	819,273	-	35,989	95,191	878,475	2,060,531	2,016,598
Computer equipment	1,016,153	-	16,232	28,045	1,004,340	20	587,976	-	23,712	93,882	658,146	346,194	495,063
Planes	4,755	-	-	-	4,755	10	4,755	-	-	-	4,755	-	-
Silo plants	548,518	-	-	-	548,518	2	60,455	-	-	5,298	65,753	482,765	281,375
Constructions in progress	817,610	-	100,721	-	918,331	-	-	-	-	-	-	918,331	1,238,245
Advances to suppliers	50,659	-	5,040	-	55,699	-	-	-	-	-	-	55,699	55,039
Total at December 31, 2001	81,695,756	-	381,648	4,011,097	78,066,307		7,728,433	-	361,287	696,255	8,063,401	70,002,906	-
Total at December 31, 2000	71,602,721	15,804,658	788,349	6,700,346	81,495,382		6,304,029	1,043,305	830,754	752,975	7,269,555	-	74,225,827

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Intangible Assets

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule B

Principal Account	Value at the beginning of the period Pesos	Additions and/or deductions Pesos	Value at the end of period Pesos	Amortization: Accumulated at the beginning of period Pesos	Amortization: Current period: Rate %	Amortization: Current period: Amount (1) Pesos	Amortization: Accumulated at the end of period Pesos	Net carrying value at December 31, 2001 Pesos	Net carrying value at December 31, 2000 Pesos
Futuros y Opciones.Com S.A. Goodwill	1,501,786	-	1,501,786	300,357	20	150,178	450,535	1,051,251	1,394,516
Total at December 31, 2001	1,501,786	-	1,501,786	300,357		150,178	450,535	1,051,251	-
Total at December 31, 2000	1,501,786	-	1,501,786	-		107,270	107,270		1,394,516

(1) The destiny of the amortization of the period is included in loss from related companies.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Investments
For the periods ended December 31, 2001 and 2000
(Notes 1, 2, 3 and 4)

Schedule C

Type and characteristics of the securities	Amount	Value at December 31, 2001 Pesos	Value at December 31, 2000 Pesos	Market value	INFORMATION ON THE ISSUER: Principal activity	Latest financial statements: Capital Pesos	Income/loss for the period Pesos	Shareholders' Equity Pesos
Current Investments								
Mutual Funds								
Banco Francés (US$)	11,725	16,618	15,333	1.417285				
Banco Provincia Buenos Aires (US$)	9,029	9,029	8,274	1.000000				
Superfondo Banco Rio (US$)	9,039	13,954	12,823	1.543657				
Fondo Quantum Dolphin (US$)		-	10,933,115					
Fondo ABN Rembrand Ahorro (US$)		-	448,300					
Fondo SB Prime Fund (US$)		-	1,506,321					
		39,601	12,924,166					
Notes								
Bocon Pro 1	1,500,000	160,500	-	0.10700				
Bonds AR Alto Palermo		-	5,529,850					
		160,500	5,529,850					
Shares								
IRSA	17,564,532	12,836,708	17,550,942	0.730000				
ADRs IRSA	2,357,970	14,973,109	-	6.350000				
		27,809,817	17,550,942					
Total current investments		28,009,918	36,004,958					
Non-current investments								
Related companies Law 19,550. Article 33								
AGRO-URANGA S.A.				unlisted	Agricultural and livestock	2,500,000	(523,798)	4,693,236
Shares	891,400	1,672,142	1,766,802					
Contribution on account of future subscriptions of shares		3,581	3,581					
Higher value of property		5,030,506	5,030,506					
		6,706,229	6,800,889					
INVERSIONES GANADERAS S.A.				unlisted	Raising and grazing cattle	5,326,589	92,744	5,717,373
Shares	5,326,588	5,378,905	5,408,579					
Contribution on account of future subscriptions of shares		332,188	332,188					
		5,711,093	5,740,767					
CACTUS ARGENTINA S.A.				unlisted	Exploitation and administration of agricultural and beef cattle products	1,300,000	(146,202)	1,864,343
Shares	650,000	138,028	297,233					
Contribution on account of future subscriptions of shares		794,144	794,144					
		932,172	1,091,377					
FUTUROS Y OPCIONES.COM S.A.				unlisted	Gives information about markets and services of economic and financial counsulting through internet	12,000	(282,491)	527,460
Shares	8,400	(611,028)	(191,935)					
Contribution on account of future subscriptions of shares		980,250	326,393					
		369,222	134,458					
	Subtotal	13,718,716	13,767,491					
Others								
Coprolán		9,433	9,433	unlisted		-	-	-
	Subtotal	9,433	9,433					
Total non-current investments		13,728,149	13,776,924					

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Other investments

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule D

Type and characteristics	Cost Pesos	Value at December 31, 2001 Pesos	Value at December 31, 2000 Pesos
Current investments			
Deposits with financial institutions			
in foreign currency (Schedule G)	-	-	1,483,203
Total Current	-	-	1,483,203
Total	-	-	1,483,203

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances and provisions

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule E

Item	Opening balances Pesos	Increases Pesos (1)	Decrease Pesos	Value at December 31, 2001 Pesos	Value at December 31, 2000 Pesos
Deducted from assets					
Defaulting debtors	539,863	60,000	-	599,863	489,863
Total at December 31, 2001	539,863	60,000	-	599,863	
Total at December 31, 2000	474,863	15,000	-	-	489,863

(1) The accounting appropriation is included in Schedule H

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Cost of sales

For the periods ended December 31, 2001 and 2000
(Notes 1, 2, 3 and 4)

Schedule F

	Crops		Beef cattle		Milk		Others		Total			
	December 31, 2001 Pesos	December 31, 2000 Pesos	December 31, 2001 Pesos	December 31, 2000 Pesos	December 31, 2001 Pesos	December 31, 2000 Pesos	December 31, 2001 Pesos	December 31, 2000 Pesos	December 31, 2001 Pesos		December 31, 2000 Pesos	
Inventories at the beginning of the period												
Beef cattle	-	-	26,842,198	29,251,533	1,956,135	2,181,683	-	-	28,798,333		31,433,216	
Crops	5,645,137	8,422,373	-	-	-	-	-	-	5,645,137		8,422,373	
Unharvested crops	702,620	479,233	-	79,108	-	-	-	-	702,620		558,341	
Seeds and fodder	-	-	106,070	109,360	87,524	3,712	-	-	193,594		113,072	
Materials	1,061,323	815,345	-	-	7,103	24,437	109,715	44,218	1,178,141		884,000	
	7,409,080	9,716,951	26,948,268	29,440,001	2,050,762	2,209,832	109,715	44,218		36,517,825		41,411,002
Additions from merger	-	1,141,024	-	31,438	-	-	-	130,979		-		1,303,441
Holding results	-	-	(515,982)	(138,701)	(783)	1,864	-	-		(516,765)		(136,837)
Commodities market results	(103,838)	289,480	-	-	-	-	-	-		(103,838)		289,480
Transfer of Inventories to expenses	(57,154)	-	-	(79,108)	-	-	-	-		(57,154)		(79,108)
Transfer of Inventories to fixed assets	(103,906)	(34,799)	-	-	-	-	(9,736)	(6,445)		(113,642)		(41,244)
Transfer of Unharvested crops to expenses	(1,816,330)	(1,077,075)	(340,979)	(78,737)	(63,559)	(48,042)	(95,916)	(148,165)		(2,316,784)		(1,352,019)
Recovery of Inventories	-	-	161,229	65,248	(161,229)	(65,248)	-	-		-		-
Purchases	8,006,240	6,857,262	39,911	652,263	93,373	77,428	110,737	150,289		8,250,261		7,737,242
Operating expenses (Schedule H)	1,966,514	1,255,126	3,198,657	2,972,607	690,117	768,516	-	20,436		5,855,288		5,016,685
Less:												
Inventories at the end of the period												
Beef cattle	-	-	(24,560,021)	(29,034,604)	(1,735,684)	(2,397,106)	-	-	(26,295,705)		(31,431,710)	
Crops	(1,390,254)	(2,331,320)	-	-	-	-	-	-	(1,390,254)		(2,331,320)	
Unharvested crops	(7,113,115)	(6,117,105)	-	-	-	-	-	-	(7,113,115)		(6,117,105)	
Seeds and fodder	-	-	(62,868)	(47,324)	(87,461)	(8,639)	-	-	(150,329)		(55,963)	
Materials	(827,413)	(963,146)	-	-	(21,919)	(9,391)	(102,485)	(149,717)	(951,817)	(35,901,220)	(1,122,254)	(41,058,352)
Cost of Sales	5,969,824	8,736,398	4,868,215	3,783,083	763,617	529,214	12,315	41,595		11,613,971		13,090,290

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria
Foreign currency assets and liabilities
For the periods ended December 31, 2001 and 2000
(Notes 1, 2, 3 and 4)

Schedule G

Item	December 31, 2001			December 31, 2000	
	Type and amount of foreign currency	Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency	Amount of local currency Pesos
Current Asset					
Cash and banks	US$ 790,841	1.000	790,841	US$ 5,334,939	5,334,939
Investments:					
Deposits with financial institutions	US$ -	1.000	-	US$ 1,483,203	1,483,203
Mutual funds	US$ 39,601	1.000	39,601	US$ 12,924,166	12,924,166
Shares	US$ 14,973,109	1.000	14,973,109	US$ -	-
Other receivables and prepaid expenses:					
Secured by mortgages	US$ 1,802,823	1.000	1,802,823	US$ 2,043,301	2,043,301
Guarantee deposits	US$ 735,431	1.000	735,431	US$ 1,020,284	1,020,284
Subsidiaries and related companies Law 19,550					
Cactus Argentina S.A.	US$ 204,170	1.000	204,170	US$ -	-
Others	US$ 35,501	1.000	35,501	US$ 23,267	23,267
Non-Current Asset					
Other receivables and prepaid expenses:					
Secured by mortgages	US$ 1,485,000	1.000	1,485,000	US$ 3,025,756	3,025,756
Others	US$ 95,430	1.000	95,430	US$ 95,430	95,430
Subsidiaries and related companies Law 19,550					
Cactus Argentina S.A.	US$ -	1.000	-	US$ 204,170	204,170
Total Asset	US$ 20,161,906		20,161,906	US$ 26,154,516	26,154,516
Current liabilities					
Trade payables:					
Notes	US$ 186,974	1.000	186,974	US$ 559,863	559,863
Bank loans	US$ 15,903,612	1.000	15,903,612	US$ 6,040,969	6,040,969
Other liabilities					
Advances received	US$ 2,231,800	1.000	2,231,800	US$ -	-
Subsidiaries and related companies Law 19,550					
Cactus Argentina S.A.	US$ 6,994	1.000	6,994	US$ -	-
Non-current liabilities					
Trade payables:					
Notes	US$ 253,628	1.000	253,628	US$ 240,000	240,000
Total Liabilities	US$ 18,583,008		18,583,008	US$ 6,840,832	6,840,832

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods ended December 31, 2001 and 2000

(Notes 1, 2, 3 and 4)

Schedule H

Items	Total December 31, 2001	Operating Expenses					Expenses		Total December 31, 2000
		Total	Crops	Beef cattle	Milk	Others	Selling	Administrative	
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors' fees	119,331	-	-	-	-	-	-	119,331	62,994
Fees and payments for services	340,799	86,437	35,642	39,729	11,066	-	-	254,362	476,174
Salaries and wages	1,742,861	876,844	154,777	602,712	119,355	-	-	866,017	1,899,979
Social security contributions	140,975	69,785	15,945	43,026	10,814	-	-	71,190	294,873
Taxes, rates and contributions	145,465	137,821	42,911	82,142	12,768	-	-	7,644	193,482
Office and administrative expenses	33,967	-	-	-	-	-	-	33,967	112,701
Bank commissions and expenses	3,856	3,856	1,068	2,007	781	-	-	-	4,865
Depreciation of fixed assets	696,255	590,759	213,711	296,169	80,879	-	-	105,496	752,975
Vehicle and travelling expenses	90,684	73,126	20,932	44,210	7,984	-	-	17,558	140,264
Spare parts and repairs	207,981	207,981	89,020	92,313	26,648	-	-	-	286,157
Insurance	29,257	11,435	3,898	5,719	1,818	-	-	17,822	24,883
Employees' maintenance	74,789	53,293	12,295	32,860	8,138	-	-	21,496	77,200
Livestock expenses	2,325,938	1,905,587	-	1,905,587	-	-	420,351	-	1,780,986
Dairy farm expenses	389,553	389,553	-	-	389,553	-	-	-	383,273
Agricultural expenses	2,713,437	1,288,830	1,288,830	-	-	-	1,424,607	-	2,560,546
Silo expenses	69,750	69,750	69,750	-	-	-	-	-	24,780
General expenses	315,125	90,231	17,735	52,183	20,313	-	-	224,894	212,051
Defaulting debtors	60,000	-	-	-	-	-	60,000	-	15,000
Total at December 31, 2001	9,500,023	5,855,288	1,966,514	3,198,657	690,117	-	1,904,958	1,739,777	
Total at December 31, 2000		5,016,685	1,255,126	2,972,607	768,516	20,436	2,483,043	1,803,455	9,303,183

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements for the period ended December 31, 2001

1. LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply suspension or contingent application of the benefits included in these regulations.

2. RELEVANT MODIFICATONS IN THE COMPANY'S ACTIVITIES

They are detailed in the Business Highlights, that are attached to the present financial statements.

3. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a. Past due receivables at the end of the period.

	Amount due Pesos
12.31.98	274,199
03.31.99	88,079
06.30.99	94,303
09.30.99	17,014
12.31.99	10,000
03.31.00	80,000
06.30.00	20,000
09.30.00	15,000
03.31.01	20,000
06.30.01	30,000
12.31.01	60,000
03.31.02	-
Subtotal	708,595
Less:	
Provision for defaulting debtors	(599,863)
Total past due receivables	108,732

b. Other Receivables without a due date at December 31, 2001.

	Other Receivables Pesos	Intercompany receivables Article 33 Law 19,550	
		FUTUROS Y OPCIONES	I.G.S.A.
		Other Receivables Pesos	Other Receivables Pesos
Current	4,681,133	218,356	78,352
Non-current	246,810	-	-

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

c. Accounts Receivable and other receivables to fall due at December 31, 2001

	Accounts Receivable Pesos	Intercompany receivables Article 33 Law 19,550 – CACTUS – Accounts Receivable Pesos	Other Receivables Pesos	Intercompany receivables Article 33 Law 19,550 – CACTUS – Other Receivables Pesos
03.31.02	4,708,469	4,970	1,689,927	-
06.30.02	-	-	1,190,756	204,170
12.31.02	-	-	-	-
03.31.03	-	-	388,348	-
12.31.03	-	-	45,250	-
03.31.04	-	-	350,000	-
12.31.04	-	-	53,395	-
03.31.05	-	-	350,000	-
12.31.05	-	-	298,007	-

4. **CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY**

a. There are no past due debts at December 31, 2001.

b. There are no debts without a due date at December 31, 2001.

c. Debts to fall due at December 31, 2001

	Accounts Payable Pesos	Intercompany Liabilities Article 33 Law 19,550 – CACTUS – Accounts Payable Pesos	Bank loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Liabilities Pesos	Intercompany Liabilities Article 33 Law 19,550 – CACTUS – Other Liabilities Pesos
03.31.02	6,242,997	93,788	15,903,612	126,643	145,529	4,687,639	6,994
06.30.03	253,628	-	-	-	-	-	-

5. **CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS**

a.

	Accounts Receivable Pesos	Intercompany receivables Article 33 Law 19,550 – CACTUS – Accounts Receivable Pesos	Other Receivables Pesos	Intercompany Receivables Article 33 Law 19,550 – CACTUS – Other Receivables Pesos	Intercompany Receivables Article 33 Law 19,550 – FUTUROS Y OPCIONES – Other Receivables Pesos	Intercompany Receivables Article 33 Law 19,550 – I.G.S.A. – Other Receivables Pesos
In pesos	4,817,201	4,970	5,139,441	-	218,356	78,352
In US Dollars	-	-	4,154,185	204,170	-	-

b. All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Accounts Receivable Pesos	Intercompany Receivables Article 33 Law 19,550 CACTUS Accounts Receivables Pesos	Other Receivables Pesos	Intercompany Receivables Article 33 Law 19,550 CACTUS Other Receivables Pesos	FUTUROS Y OPCIONES Other Receivables Pesos	I.G.S.A. Other Receivables Pesos
Outstanding balances accruing interests	-	-	3,152,844	204,170	-	-
Outstanding Balances not accruing interests	4,817,201	4,970	6,140,782	-	218,356	78,352

6. CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable $	Intercompany Liabilities Article 33 Law 19,550 CACTUS Accounts Payable $	Bank loans $	Salaries and Social security charges $	Taxes Payable $	Other Liabilities Pesos	Intercompany Liabilities Article 33 Law 19,550 CACTUS Other Liabilities Pesos
In Pesos	6,056,023	93,788	-	126,643	145,529	2,455,839	-
In US Dollars	440,602	-	15,903,612	-	-	2,231,800	6,994

b. All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable	Intercompany Liabilities Article 33 Law 19,550	Bank loans	Salaries and Social Security charges	Taxes Payable	Other Liabilities	Intercompany Liabilities Article 33 Law 19,550
		CACTUS					CACTUS
		Accounts Payable					Other Liabilities
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	253,628	-	15,507,913	-	-	-	-
Outstanding debts not accruing interests	6,242,997	93,788	395,699	126,643	145,529	4,687,639	6,994

7. INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Interests in other companies' capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 3 to the consolidated financial statements and intercompany balances as of December 31, 2001 are described in Notes 4 and 5 above.

8. RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At December 31, 2001 there were advance payments to directors for Ps. 80,125, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

9. PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10. VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market ("Mercado de Hacienda de Liniers"), published in the Cattle Bulletin of the "Organización Víctor D'Apice" (Víctor D´Apice Organization).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c . Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (La Nación Newspaper"), net of estimated sale expenses.

c. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine "Revista Agromercado" (Agromercado Magazine).

11. TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12. OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13. MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law N° 19,550.

14. RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

15. INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured US$	Account Value Pesos
Buildings, machinery and silos	Fire	2,602,000	5,585,680
Vehicles	Theft, fire and civil and third parties liability	75,494,000	215,859
Personal Injury	Persons	46,354,400	-
Furniture, office and electronic equipment	Theft, fire and technical insurance	285,730	565,088

16. PROVISIONS

There are no provisions in excess of 2% of the shareholders´ equity.

17. CONTINGENCIES

At December 31, 2001 there are no contingent situations that have not been accounted for. See Note 1.

18. IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19. DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends on prefered stock.

20. LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 11 to the financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Results for the first semester amounted to a Ps. 37.6 million net loss, compared with a Ps. 4.5 million gain registered during the same period of the previous fiscal year.
Most of the semester's loss corresponds to an unrealized loss of approximately Ps. 30.3 million as a consequence of a drop in the quotations of the company's current investments. As of the closing of these financial statements a main portion of this loss had been reverted.

Consolidated net sales for the quarter amounted to Ps. 15.4 million, 18% lower than those registered during the same period of the previous fiscal year. This index was strongly influenced by the decrease in sales of the crop segment.
Gross profit totalized Ps. 3.1 million compared to Ps. 5.05 million during the same semester of the previous fiscal year. This decrease was influenced by the drop in the quotations of beef cattle compared to the previous fiscal year.

The crop segment showed a gross income of Ps. 1.45 million compared with a Ps. 2.1 million gain registered for the same period of the previous fiscal year.
Sales, which correspond mainly to the remainder of the previous season, amounted to Ps. 7.4 million compared to Ps. 10.8 million registered during the same period of the previous fiscal year.
Selling expenses for the segment amounted to Ps. 1.42 million, which represented 19.2 % of the sales, percentage similar to that registered during the same period of the previous fiscal year.
During the second quarter wheat harvest was initiated having been completed after the closing of these financial statements. Total production amounted to 28,400 tons, with an average yield of 3.1 ton per hectare.

New economic measures are expected to have a positive impact on this activity. Agricultural commodities quoted in U.S. dollars in the international market and only some of the inputs used are related to the U.S. dollar quotation. This effect is maximized since in the agricultural activity the direct cost only represents between a 30 to 40 % of the net income.

The status of the crops is quite favorable. Sunflower harvest is expected to begin by mid February.

The beef cattle segment registered a gross income of Ps. 1.8 million compared with a Ps. 2.8 million gain during the same period of the previous fiscal year. Beef cattle production amounted to 7,167 tons, 0,5 % lower than the one registered during the first semester of the previous year, despite a 9 % cattle stock reduction.
The average price of the steer in the Liniers Market during the semester was Ps. 0.71 per kilogram compared to Ps. 0.85 per kilogram registered during the first semester of fiscal year 2001. As of the closing of the quarter the price trend had started to improve and most of the steer categories in Liniers were quoting above Ps. 1 per kilogram, at the date of report of these financial statements.
Sales amounted to Ps. 6.8 million and maintained similar levels to those registered during the first semester of fiscal year 2001. The 11.9 % increase in the sold volume compensated the 9.7 % drop in the price per ton sold.
The cost of the products sold increased compared to the same period of the previous fiscal year as a consequence of the higher participation of finished cattle in the feed lot and by the effect of the lower prices in the closing stock valorization.

The price drop implied a Ps. 0.52 million holding loss.

Once the hoof and mouth disease was left behind, on February 1, 2002 the European beef cattle market was re-opened and as a consequence prices are expected to show a positive impact. Israel also re-established its fresh beef cattle imports and is at the moment the second destination of our exports in volume, after the European Union.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

The importance of the re-establishment of commercial link with Israel, lies in that Israel purchases front cuts, which allows meat processing exporters to obtain a most profitable integration in the meat slaughter.

As a consequence of the new economic measures, Argentine beef cattle should improve its competitiveness in the international market.

Selling expenses amounted to Ps. 0.43 million. Regarding sales, these represented 6.4 % compared to 6.0 % registered during the same period of the previous fiscal year. The increase in these expenses were due to a greater participation, within the total volume sold, of the cattle in the feed lot.

The milk segment registered a Ps. 0.64 million loss compared to a Ps. 0.68 million gain registered during the first semester of the previous fiscal year.
Sales increased 17 % as a consequence of a 20 % rise in the volume sold. This increase in the production is due to a higher productivity per milking cow.
The stock was reduced approximately 10 % due to the sale of part of the remaining stock of La Adela dairy farm.

Average price was Ps. 0.158 per liter, 1.3 % lower than the one registered for the same period of previous fiscal year.

Administrative expenses totalized Ps. 1.8 million and maintained similar levels to those registered during previous fiscal year.

During the first semester, loss from financial operations amounted to Ps. 36.8 million mainly due to transactions with shares and bonds.
During fiscal year 2001 and according to the investment diversification strategy, the Company decided to invest part of its cash and cash equivalent in the Buenos Aires Stock Exchange through the purchase of IRSA shares. This investment was adversely affected by the present situation of the Argentine market.
At the moment of deciding the purchase, IRSA stock was quoting with an important discount compared to its book value and its NAV, since the stock's quotation had dropped a 55 % compared to its peak during 2000 and the market consensus indicated that it was a good investment opportunity.
The shares were quoted on December 31, 2001 when the share was quoting at Ps. 0.68 per share, as of the date of report of these financial statements the share had recovered its value and was quoting at Ps. 0.94 per share.

During the quarter, four plots of El Coro farm of, 10,295 hectares, located in District of Río Seco, Province of Córdoba, were sold.

In these financial statements only one of the sales is registered, corresponding to a plot of 5,649 hectares which had been closed as of November 20, 2001. The price agreed for this sale was US$ 4.5 million and generated a Ps. 1.9 million profit.
On November 7, 2001 the bill of sale of a 867 hectares plot was signed for US$ 0.7 million and generated a gain of Ps. 0.3 million approximately.
On December 12, 2001 the bill of sale of a 1,432 hectares plot was signed for US$ 1 million and generated a gain of Ps. 0.4 million approximately.
On December 28, 2001 the bill of sale of a 2,347 hectares plot was signed for US$ 1.57 million and generated a gain of Ps. 0.6 million approximately.
Estimated profit corresponding to the sale of El Coro farm, has been calculated on the basis of US$ 1 to Ps.1 exchange rate.

On November 19, 2001 and according to a General Meeting of Shareholders held on October 19, 2001, Ps. 3.64 million dividends were distributed.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlights (Continued)

Comparative Shareholders´ Equity Structure

	At December 31, 2001 Pesos	At December 31, 2000 Pesos	At December 31, 1999 Pesos	At December 31, 1998 Pesos	At December 31, 1997 Pesos
Current Assets	59,324,420	72,450,227	57,515,593	84,396,375	93,005,909
Non Current Assets	106,716,323	121,248,082	123,668,039	131,858,746	111,856,506
Total Assets	166,040,743	193,698,309	181,183,632	216,255,121	204,862,415
Current Liabilities	27,408,981	13,261,524	7,213,158	17,799,961	9,256,542
Non Current Liabilities	253,628	240,000	-	6,567,122	211,323
Total Liabilities	27,662,609	13,501,524	7,213,158	24,367,083	9,467,865
Minority interest	158,250	57,638	3	2,031,922	1,560,012
Shareholders´ Equity	138,219,884	180,139,147	173,970,471	189,856,116	193,834,538
	166,040,743	193,698,309	181,183,632	216,255,121	204,862,415

Comparative Income Structure

	At December 31, 2001 Pesos	At December 31, 2000 Pesos	At December 31, 1999 Pesos	At December 31, 1998 Pesos	At December 31, 1997 Pesos
Operating income (loss)	631,632	2,900,766	(2,917,684)	(3,698,975)	7,154,891
Financial an holding result	37,953,992	3,317,819	1,647,142	3,669,297	1,751,702
Other income and expenses and results from related companies	(347,095)	(408,342)	(304,131)	(160,502)	201,689
Management fees	-	(502,920)	-	-	(828,025)
Operating net (loss) income	(37,669,455)	5,307,323	(1,574,673)	(190,180)	8,280,257
Income tax	-	(867,186)	-	(35,097)	-
Minority interest	84,747	86,142	-	(15,724)	-
Net (loss) income	(37,584,708)	4,526,279	(1,574,673)	(241,001)	8,280,257

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlights (Continued)

Sales volume

	1Q December 31, 2001	Accumulated July 1, 2001 to December 31, 2001	1Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000	1Q December 31, 1999	Accumulated July 1, 1999* to December 31, 1999	1Q December 31, 1998	Accumulated July 1, 1998 to December 31, 1998	1Q December 31, 1997	Accumulated July 1, 1997 to December 31, 1997
Beef Cattle Sales (in Kgs.)	4,448,217	9,531,526	4,544,073	8,519,132	4,364,863	7,903,592	5,346,932	10,751,572	4,786,930	10,410,166
Butyraceous (in Kgs.)	70,843	153,063	66,024	133,066	120,107	236,841	178,458	349,676	157,915	323,098
Crops (in quintals)*	80,809	506,789	506,077	1,008,235	74,305	702,056	135,341	574,860	150,678	193,321

* One quintal equals one hundred kilograms

Ratios

	At December 31, 2001 Pesos	At December 31, 2000 Pesos	At December 31, 1999 Pesos	At December 31, 1998 Pesos	At December 31, 1997 Pesos
Liquidity	2.164	5.463	7.974	4.741	10.048
Indebtedness	0.200	0.075	0.041	0.128	0.049
Return on Equity	(0.214)	0.030	(0.009)	(0.001)	0.045

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

Limited Review Report

To the President and Directors of
Cresud Sociedad Anónima Comercial,
Inmobiliaria, Financiera y Agropecuaria

We have performed a limited review of the balance sheet of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria as at December 31, 2001 and 2000, and the related statements of income, statements of changes in shareholders' equity and of cash flows for the six-month periods then ended, as well as notes 1 to 14, schedules A, B, C, D, E, F, G and H, the Business Highlights report and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations. We have also examined the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its Subsidiaries for the six-month periods then ended, notes 1 to 6 and schedules A, B, C, E, F, G and H, which are included as supplementary information. The preparation and release of the financial statements are the responsibility of the Company's Management.

Our examination was limited to applying the procedures established by Technical Resolution No. 7 of the Federal Association of Professional Councils of Economic Sciences for limited reviews of financial statements corresponding to interim periods, which mainly consist in applying analytical procedures to the figures included in the financial statements and addressing inquiries to the members of the Company staff who are responsible for preparing the information included in the financial statements and its subsequent analysis.
The scope of this review is substantially less than a financial statement audit, whose aim is to express an opinion on the financial statements under consideration. Consequently, we do not express an opinion on the financial position, results of operations, changes in shareholders' equity and sources and uses of funds of the Company, or on the consolidated financial statements.

As established by the Pronouncement 1/02 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, at December 31, 2001 assets and liabilities denominated in foreign currency were valued at the rate of exchange of $ 1 per US$ 1 or its equivalent in another foreign currency. Circumstances related to the Exchange System in Argentina at the closing of these financial statements are detailed in Note 1. On February 3, 2002, the Government announced new economic measures that are in the process of implementation and therefore have not been totally regulated at the date of issuing these financial statements. The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at December 31, 2001 are described in Note 1, calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Consequently, Company's financial statements must be considered in the light of these circumstances.

Based on the work done and our examinations of the Company's financial statements and consolidated financial statements for the financial years ended June 30, 2001 and 2000, on which we issued an unqualified opinion dated September 7, 2001, we report that the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria as at December 31, 2001 and 2000 and the consolidated financial statements at those dates give consideration to all the significant items and circumstances of which we are aware, and that we have no comments to report with regard to them.

In compliance with regulations in force, we report that:

a) the financial statements and consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria have been transcribed in the Inventory and Balance Sheets Book, and comply with the provisions of the Commercial Companies Law and the corresponding resolutions of the Argentine Securities and Exchange Commission;

b) The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria have been prepared based on the accounting records kept in accordance with legal provisions;

c) we have read the Business Highlights report and the additional information to the notes to the financial statements, required by Section 68 of the Buenos Aires Stock Exchange regulations, and we have no comments to make on them concerning matters within our field of competence;

d) as at December 31, 2001, the liabilities accrued towards the Retirement and Pension System amount, according to the accounting records, to Ps. 79,723.51 (seventy nine thousand, seven hundred twenty three pesos and fifty one cents), which were not yet due at that date.

The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions -other than Argentina- where those financial statements are to be used.

Buenos Aires, February 8, 2002

PRICE WATERHOUSE & CO.

(Partner)

C.P.C.E.C.F. T°1 F°1 R.A.P.U.
Norberto Luis Feoli
Public Accountant (U.B.A.)
C.P.C.E. Cap. Fed. T° 50 F° 212